Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD.
NOTICE OF ANNUAL AND SPECIAL MEETING
TO BE HELD MAY 26, 2016

        NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of shareholders ("Progressive shareholders") of Progressive Waste Solutions Ltd. ("Progressive" or the "Corporation") will be held at 10:00 a.m. (Eastern Time) on May 26, 2016 at the St. Andrew's Club and Conference Centre, 150 King Street West, 27th Floor, Toronto, Ontario, for the following purposes:

  (a)
  to consider and, if thought advisable, pass, with or without variation, an ordinary resolution authorizing and approving the Agreement and Plan of Merger dated as of January 18, 2016 (the "Merger Agreement", a copy of which is included as Schedule B to the management information circular (the "Circular") accompanying this Notice of Meeting) by and among Progressive, Water Merger Sub LLC ("Merger Sub") and Waste Connections, Inc. ("Waste Connections"), and the transactions contemplated by the Merger Agreement, including:

  (i)
  the proposed business combination involving the Corporation, Waste Connections and Merger Sub (the "Merger");

  (ii)
  the issuance by Progressive of such number of common shares in the capital of Progressive ("Progressive common shares") as is necessary to complete the Merger; and

  (iii)
  the assumption by the Corporation of certain outstanding stock-based awards of Waste Connections;

    all as more particularly detailed in the accompanying Circular (the "Transaction Resolution");

  (b)
  conditional upon the approval of the Transaction Resolution, to consider and, if thought advisable, pass, with or without variation, a special resolution approving a consolidation (the "Consolidation") of the issued and outstanding Progressive common shares on the basis of one (1) Progressive common share on a post-Consolidation basis for every 2.076843 Progressive common shares outstanding on a pre-Consolidation basis, subject to, and immediately following, the completion of the Merger (the "Consolidation Resolution");

  (c)
  conditional upon the approval of the Transaction Resolution, to consider and, if thought advisable, pass, with or without variation, an ordinary resolution authorizing and approving the adoption by the Corporation of a new equity incentive plan (the "New Incentive Plan"), a copy of which is included as Schedule J to the Circular, and the reservation for issuance under the New Incentive Plan of 10,384,215 Progressive common shares (5,000,000 Progressive common shares if the Consolidation is effected), in each case subject to, and immediately following, the completion of the Merger (the "Incentive Plan Resolution");

  (d)
  to receive the consolidated financial statements of the Corporation for the year ended December 31, 2015 and the report of the auditors thereon;

  (e)
  to appoint auditors of the Corporation and to authorize the directors of the Corporation to fix the remuneration of the auditors;

  (f)
  to elect the board of directors of the Corporation; and

  (g)
  to transact such other business as may properly come before the Meeting and any and all postponements or adjournments thereof.

        Resolutions (e) and (f) are referred to collectively as the "Annual Resolutions".

        Specific details of the matters proposed to be put before the Meeting are set forth in the Circular that accompanies this Notice of Meeting. The full text of the Transaction Resolution, the Consolidation Resolution and the Incentive Plan Resolution are attached as Schedule A to the Circular.

        Neither the completion of the Merger nor the approval of the Transaction Resolution is conditional on the approval of the Consolidation Resolution, the Incentive Plan Resolution or the Annual Resolutions that Progressive shareholders are being asked to consider. If the Transaction Resolution is not approved by Progressive shareholders at the Meeting, the Consolidation Resolution and the Incentive Plan Resolution will not be proceeded with or voted on at the Meeting.

        The items of business listed above, the Merger and the Merger Agreement are described in detail in the accompanying Circular of which this Notice of Meeting forms a part. Progressive will transact no other business at the Meeting except such business as may properly be brought before the Meeting or any adjournment or postponement thereof.

        This Notice of Meeting and the accompanying Circular are available on the Corporation's website (www.progressivewaste.com) and on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

        The board of directors of Progressive has unanimously determined that the business combination with Waste Connections and the other transactions contemplated by the Merger Agreement, including the Consolidation and the adoption of the New Incentive Plan, and the other matters to be considered and voted on at the Meeting, are in the best interests of Progressive. Accordingly, the Progressive board of directors unanimously recommends that Progressive shareholders vote FOR the Transaction Resolution, FOR the Consolidation Resolution, FOR the Incentive Plan Resolution and FOR each of the Annual Resolutions.

        Registered holders of Progressive common shares at the close of business on April 15, 2016 are entitled to attend and vote in person or by proxy at the Meeting and any adjournment or postponement thereof. Registered holders of Progressive common shares who are unable to attend the Meeting should complete, sign and return the enclosed form of proxy. To be valid, proxies must be received by the Corporation's transfer agent, Computershare Investor Services Inc., not later than 10:00 a.m. (Eastern Time) on May 24, 2016 or, if the Meeting is adjourned or postponed, at least 48 hours (excluding weekends and statutory holidays in the Province of Ontario) before the new time of the adjourned or postponed Meeting. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice. Proxies may be returned by facsimile to 1-866-249-7775 (416-263-9524 from outside North America) or by mail (a) in the enclosed envelope, or (b) in an envelope addressed to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1.

        Beneficial (non-registered) holders of Progressive common shares who receive these materials through their broker, bank, trust company or other intermediary or nominee should follow the instructions provided by their broker, bank, trust company or other intermediary or nominee.

        Your vote is important. Whether or not you expect to attend in person, you should authorize a proxy to vote your shares as promptly as possible so that your Progressive common shares may be represented and voted at the Meeting.

        If you have any questions about the information contained in this Notice of Meeting and the accompanying Circular or require assistance in completing your proxy, please contact Progressive's proxy solicitation and information agent, Kingsdale Shareholder Services, by telephone at 1-888-518-1556 (North American Toll Free) or 416-867-2272 (Collect Outside North America), or by email at contactus@kingsdaleshareholder.com.

DATED at Vaughan, Ontario this 12th day of April, 2016

BY ORDER OF THE BOARD OF DIRECTORS
(Signed) Loreto Grimaldi
LORETO GRIMALDI Executive Vice President, Chief Legal Officer and Secretary